NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-26 NOV 23, 2006

Not for distribution to US wire services or dissemination in the United States

RUBICON MINERALS CORPORATION ANNOUNCES CLOSING OF FINANCING OF AFRICAN SPINOUT VEHICLE

David W. Adamson, President and CEO of Rubicon Minerals Corporation (“Rubicon”) (RMX.TSX; RBY.AMEX) is pleased to announce that Africo Resources Ltd. (“Africo”), a company in which Rubicon currently holds an approximate 39.6% interest, has closed its previously announced offering of Subscription Receipts (the “Offering”). Africo has issued 5 million Subscription Receipts on a private placement basis to investors at a price of $4.00 per Subscription Receipt, for aggregate gross proceeds of $20 million (the “Offering”).

Agents for the Offering consisted of a syndicate which was led by Canaccord Capital Corporation and included TD Securities Inc. and Haywood Securities Inc. (collectively, the “Agents). Each Subscription Receipt entitles the holder thereof to receive, pursuant to the Arrangement (as defined below), subject to adjustment and without payment of any additional consideration or any further action on the part of the holder, one common share (the “Subscription Receipt Shares”) and one-half of one warrant (each whole warrant a “Warrant”) of CopperCo Resource Corp. (“CopperCo”). Each whole Warrant will be exercisable to acquire one common share of CopperCo, subject to adjustment, at an exercise price of $5.00 until May 23, 2008, provided that if the closing price of the common shares of CopperCo on the applicable stock exchange is equal to or greater than $6.15 per common share for a period of 20 consecutive trading days (irrespective of whether the common shares of CopperCo have traded on a given day within such 20 day period) any time after May 23, 2007, CopperCo may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by CopperCo. CopperCo will be a new publicly listed company holding 100% of the outstanding shares of Africo following completion of Rubicon’s proposed plan of arrangement (the “Arrangement”), and will change its name to Africo Resources Ltd. as part of the Arrangement.

Upon the completion of the Offering, the gross proceeds of the Offering were placed into escrow (the “Escrowed Funds”). The Escrowed Funds will be released to CopperCo upon satisfaction or waiver of, among other conditions, the completion of the Arrangement. Upon the satisfaction or waiver of such conditions, the Subscription Receipts will automatically be exchanged for the Subscription Receipt Shares and Warrants as part of the Arrangement.

It is anticipated that the Subscription Receipt Shares and Warrants issued upon the exchange of Subscription Receipts will be free of any statutory hold period in Canada. For a more detailed description of the Arrangement, see the Rubicon management information circular dated July 7, 2006 which is available for viewing or downloading on the SEDAR website (www.sedar.com).

The net proceeds from the Offering shall be used for the development of Africo’s Kalukundi copper-cobalt project in the Democratic Republic of Congo, as well as for general corporate purposes.

Completion of the Arrangement is subject to certain conditions, including receipt of a tax ruling from the Canada Revenue Agency, receipt of listing approvals from the relevant stock exchanges, and receipt of a final order from the British Columbia Supreme Court approving the Arrangement.

Rubicon has set November 29, 2006 as the anticipated date for the final court hearing to approve the Arrangement. It is currently expected that the Arrangement will be completed in early December, assuming all conditions are satisfied.

It is anticipated that, immediately on completion of the Arrangement, shareholders of Rubicon existing at the share distribution record date will hold approximately 7,104,151 shares of CopperCo (non-diluted), and in addition, current optionholders and warrantholders of Rubicon will hold options and warrants entitling them on exercise to receive an additional 642,950 shares of CopperCo, for a fully diluted share position in CopperCo of 7,747,101 shares.

It is expected that CopperCo will have a total of approximately 23,916,189 common shares outstanding on a non-diluted basis following the arrangement, of which the shareholders of Rubicon will hold 7,104,151 shares (or approximately 29.7% of the outstanding shares of CopperCo), current shareholders of Africo other than Rubicon will hold 11,812,038 shares (49.4%), and subscribers under the Offering will hold 5,000,000 shares (20.9%). On a fully diluted basis, CopperCo will have a total of approximately 31,352,550 shares outstanding, consisting of the aforementioned 23,916,189 issued shares, plus an additional 6,793,411 shares reserved for future issuance pursuant to options, warrants, convertible notes and securities issuable to the Agents, and 642,950 shares reserved for future issuance pursuant to the aforementioned securities held by Rubicon optionholders and warrantholders.

Pursuant to the rules of the TSX, owing to the potential dilution to the existing Africo shareholders, the Offering has been approved by the shareholders of Africo excluding Rubicon, by way of written consent. The shareholders of Rubicon previously approved the Arrangement and related transactions at the annual and special meeting of Rubicon shareholders held on August 8, 2006 (see Rubicon’s press release dated August 9, 2006 filed on SEDAR). No insiders of Africo or Rubicon participated as subscribers under the Offering, except for a director of Rubicon who subscribed for 10,000 Subscription Receipts. In addition, Antony Harwood, President & CEO of Africo and Chris Theodoropoulos, Chairman of Africo, have agreed to acquire securities which will be convertible as a result of the Arrangement into 65,460 and 12,500 units of CopperCo respectively, subject to regulatory approval. Each unit will consist of one CopperCo common share and one-half of one Warrant.

Rubicon Minerals Corporation

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX. As part of its diverse asset base, Rubicon holds a 39.6% interest (7.74 million shares) in Africo. A feasibility study has been completed in respect of Africo's high-grade copper/cobalt Kalukundi project in the Democratic Republic of Congo. Upon completion of the Arrangement, Rubicon will transfer to its shareholders the interest of Rubicon in Africo.

Africo Resources Ltd.

Africo is a mining company developing the Kalukundi copper-cobalt project in the Democratic Republic of Congo. A positive feasibility study has been completed in respect of the Kalukundi project with projected economics over a ten year mine life. Africo’s equity share of the reserves and resources at the Kalukundi project include proven and probable reserves of 308 million pounds of copper and 89 million pounds of cobalt, 178 million pounds of copper and 34 million pounds of cobalt in measured and indicated resources and 653 million pounds of copper and 144 million pounds of cobalt in inferred resources.

The results summarized in this news release were generated by the independent consulting firms listed below, as reported in the NI 43-101 feasibility study technical report relating to the Kalukundi project and available on SEDAR. The individual qualified persons, as defined by NI 43-101 are:

John Hearne, RSG Global, for the Mining section including Mining Opex;

Julian Verbeek, RSG Global, for the Resources section;

Dave Dodd, MDM Engineering Ltd., for the Metallurgy, Process Design, Capex
and Process Opex sections; and

Kees Dekker, RSG Global for the Financial Evaluation section.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

NOTE:
The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Forward-Looking Statements
This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “shall”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding: the Offering, and Rubicon’s proposed Plan of Arrangement. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder, regulatory, court or governmental approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward -looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward -looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory, court and governmental approvals for Rubicon’s, Africo’s and CopperCo’s proposed transactions, the availability of financing for Rubicon’s, Africo’s and CopperCo’s proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

This news release uses the terms “inferred resources”, “indicated resources”, “measured resources”, and “mineral resources”. The Company advises investors that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 “Standards of Disclosure for Mineral Projects”), the US Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.